Exhibit 99.1

FOR IMMEDIATE RELEASE	April 3, 2013

Micromem Technologies Inc.:
American Automobile Manufacturer Client
Approves Proof of Concept and
Commences Negotiations for Licence Agreement

Toronto, New York, April 3, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that the American automobile manufacturer client (the “client”) has completed all dynamic testing at their facility of the MAST oil condition sensor and has accepted the proof of concept. The performance of the proof of concept exceeded the client’s requirements by 50%. In addition, the proposal describing commercialization and routine manufacturing timetables has been submitted to the client and as a result, discussions with a client recommended Tier 1 manufacturer have begun. The client’s executive committee has authorized their management to negotiate a licence agreement with MAST in exchange for worldwide exclusive rights to the application. The negotiations are based upon either a licence fee to be paid to Micromem with guaranteed minimum units sold, and/or a onetime payment to Micromem for the rights.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM
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SEC File No: 0-26005
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